EXHIBIT 3.1

CERTIFICATE OF ELIMINATION
OF
SERIES A PREFERRED STOCK
OF
KODIAK GAS SERVICES, INC.

Pursuant to Section 151 of the
General Corporation Law of the State of Delaware

Kodiak Gas Services, Inc., a Delaware corporation (the “Corporation”), hereby certifies as follows:

1.Pursuant to Section 151 of the General Corporation Law of the State of Delaware (the “DGCL”) and the authority conferred upon the Corporation’s Board of Directors (the “Board”) in accordance with the Corporation’s Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws, the Board adopted the following resolutions with respect to the Corporation’s Series A Preferred Stock, which resolutions have not been amended or rescinded:
WHEREAS, effective December 18, 2023, the Board authorized the issuance of a series of 6,000,000 shares of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”); and
WHEREAS, the Board deems it advisable and in the best interests of the Corporation and its stockholders to eliminate the Series A Preferred Stock.
NOW, THEREFORE, BE IT RESOLVED, that none of the authorized shares of Series A Preferred Stock are outstanding, and none will be issued subject to the Certificate of Designation of Series A Preferred Stock previously filed with the Secretary of State of the State of Delaware with respect to such Series A Preferred Stock (the “Certificate of Designation”);
RESOLVED FURTHER, that the President and Chief Executive Officer, Chief Financial Officer, or General Counsel and Secretary of the Corporation (each, an “Authorized Officer”) be, and each of them individually hereby is, authorized and directed to take any and all actions as any of such Authorized Officers deem necessary and appropriate to eliminate such Series A Preferred Stock, including to execute and file, or cause to be executed and filed, a Certificate of Elimination of the Series A Preferred Stock (the “Certificate of Elimination”) with the Secretary of State of the State of Delaware; and
RESOLVED FURTHER, that when the Certificate of Elimination setting forth these resolutions becomes effective, it shall have the effect of eliminating from the Corporation’s Amended and Restated Certificate of Incorporation, all matters set forth in the Certificate of Designation with respect to such Series A Preferred Stock, and all of the shares that were designated as Series A Preferred Stock shall be returned to the status of authorized, unissued shares of Preferred Stock of the Corporation, without designation.
2. This Certificate of Elimination shall be effective as of September 28, 2026 (the “Effective Date”).
3. In accordance with Section 151 of the DGCL, as of the Effective Date, all matters set forth in the Certificate of Designation with respect to the Series A Preferred Stock, previously filed with the Secretary of State of the State of Delaware on March 28, 2024, are hereby eliminated.

EXHIBIT 3.1

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its duly Authorized Officer this 28th day of September, 2026.

KODIAK GAS SERVICES, INC.

By:	/s/ Jennifer Howard
Name:	Jennifer Howard
Title:	Executive Vice President, General Counsel